

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

Mrs. Jill R. Marlatt
Controller
Gateway Energy Corporation
1415 Louisiana Street
Suite 4100
Houston, TX 77002-7471

   Re: **Gateway Energy Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 24, 2010
      File No. 0-06404

Dear Mrs. Marlatt:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Andrew Mew
        Accounting Branch Chief